Exhibit 99.1

ASX/Media Release

Immutep Completes Recruitment of Head and Neck Cancer Patients of Phase II TACTI-002 Study

•	Completes recruitment of patients with 2nd line head and neck squamous cell carcinoma (HNSCC)

•	Recruitment of additional 1st line non small cell lung cancer (NSCLC) patients started

•	Further interim data from TACTI-002 expected in H1 2021

SYDNEY, AUSTRALIA – 7th January 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to report it has enrolled and safely dosed the last patient for stage 2 of Part C of its TACTI-002 Phase II study.

This completes recruitment for Part C of the trial which evaluates 2nd line HNSCC patients being treated with Immutep’s lead product candidate, eftilagimod alpha (“efti” or “IMP321”) in combination with MSD’s KEYTRUDA® (pembrolizumab).

Immutep reported encouraging interim data from TACTI-002 at the Society for Immunotherapy of Cancer (SITC) 35th Anniversary 2020 Annual Meeting on 10 November 2020. The data from 2nd line HNSCC patients was very robust and forms an excellent basis for additional clinical development in this indication.

Also the recruitment of an additional 74 patients with 1st line NSCLC in accordance with the TACTI-002 collaboration trial expansion plans announced on November 19th, 2020, has commenced with now 4 patients newly recruited, adding to the 36 patients already enrolled prior to the expansion. In total 40 of 110 patients with 1st line NSCLC have now been recruited in Part A of TACTI-002.

The Company expects to report more data from TACTI-002 in the first half of CY 2021.

About the TACTI-002 Trial

TACTI-002 (Two ACTive Immunotherapies) is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). The study is evaluating the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in patients with second line head and neck squamous cell carcinoma or non-small cell lung cancer in first and second line.

More information about the trial can be found on Immutep’s website or on ClinicalTrials.gov (Identifier: NCT03625323).

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889